<u>STOCK PURCHASE AGREEMENT</u>

Stock Purchase Agreement entered into as of March 30, 2009 (this "Agreement") by and between Eworld Interactive, Inc., a Florida corporation (the "Seller" or "EWIN") and Blue Atelier, Inc., a Nevada corporation (the "Buyer" or the "Company"). The Buyer and the Seller are sometimes referred to in this Agreement as the "Parties."

RECITALS:

WHEREAS, The Seller presently has approximately Fifty Four Million Two Hundred Seventy Five Thousand Four Hundred Twenty Five (54,275,425) shares, no par value, of its common stock issued and outstanding ("Common Stock").

WHEREAS, The Buyer desires to acquire twenty five million (25,000,000) newly authorized and issued shares of EWIN Common Stock, to be issued after the Seller executes a forty (40) to one (1) reverse split of the presently issued and outstanding EWIN Common Stock; in exchange for Two Hundred Fifty Thousand Dollars ($250,000) (the "Transaction") that shall equal not less than (70%) percent of all of the issued and outstanding shares of Common Stock at the closing of the Transaction, and upon the terms and conditions stated herein.

WHEREAS, The Buyer and the Seller desire to reduce the debt due and payable by the Seller. The seller shall resolve the outstanding debt with the creditors to a residual amount not to exceed $100,000. The seller may use post reverse split common equity to settle the obligations at closing, provided that those new issuances in aggregate are less than 20% of the total issued and outstanding equity upon closing and satisfaction of all other closing conditions.

WHEREAS, the intention of the parties hereto that the transaction involving the offer and sale of the shares shall be pursuant to and incompliance with the exemption from registration provided by Section 4(1) of the Securities Act (as hereinafter defined);

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

1. Definitions.

"Accredited Investor" has the meaning set forth in Regulation D promulgated under the Securities Act.

"Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

"Confidential Information" means any information concerning the businesses and affairs of EWIN that is not already generally available to the public.

"Securities Act" means the Securities Act of 1933, as amended.

"Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

2. Purchase and Sale of EWIN Shares.

(a) Basic Transaction. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer, twenty five million (25,000,000) newly authorized and issued shares of EWIN Common Stock, to be issued after the Seller executes a forty (40) to one (1) reverse split of the presently issued and outstanding EWIN Common Stock, no par value per share (the "EWIN Shares"); that shall equal not less than (70%) percent of all of the issued and outstanding shares of Common Stock on a fully diluted basis at the time of the closing of the Transaction, and the Seller shall have no other commitments or requirements to issue any additional shares of its common stock.

(b) Purchase Price. The Buyer agrees to pay the purchase price to the Seller at the Closing (the "Purchase Price") of Two Hundred Fifty Thousand Dollars ($250,000). Cash advances made to the Seller prior to close shall be credited in full towards the purchase price pursuant to section 2(d) below. Any remaining portion of the Purchase Price due at closing up to $100,000 may be by promissory note due in 180 days bearing interest calculated at a rate of 10 percent per year.

(c) EWIN Shares to Be Sold. At the Closing, the Seller agrees to sell, issue and deliver to the Buyer, and the Buyer agrees to purchase and accept from the Seller, all of the EWIN Shares, free and clear of all Security Interests, and all of which (upon payment thereof) shall be validly issued, fully paid and non-assessable shares of EWIN Common Stock. The EWIN Shares shall be "restricted securities" under the Securities Act as more fully described in Section 3 of this Agreement.

(d) Cash Advances Prior to Close. As payment toward and to be credited at closing to the Purchase Price, the Buyer shall make available, a non-interest bearing loan of up to Two Hundred Fifty Thousand Dollars ($250,000) to the Company prior to closing. The Seller shall use the proceeds exclusively for costs and fees required to maintain the full reporting status of EWIN and quotation of its common stock on the OTC.BB. The cash advances shall also be used to complete the tasks required to complete this transaction or other purpose expressly approved by the Buyer. The Seller further agrees to pledge Ten Million (10,000,000) pre-reverse split common shares of EWIN as collateral to secure any and all advances made prior to closing. In the event that the Seller is unable or chooses not to or has not completed tasks required to complete this transaction within 90 days (with the exception of any delays caused by regulatory agencies), the associated equity collateral shall be forfeit in proportion to the advances toward the maximum loan amount and the balance outstanding shall become an obligation due on demand and accruing interest at a rate of 10% per year.

(e)   Further Assurances.   The Seller agrees that it will, at any time on or after the Closing Date upon the request of the Purchaser, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all of such reasonable acts, deeds, assignments, transfers, conveyances for transferring, granting, conveying, assuring and confirming to the Purchaser and its successors or assigns, title to and possession of the EWIN Shares.

(f)   The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Blue Atelier, Inc., Las Vegas Nevada, commencing at 9:00 a.m. local time on June 15, 2009, or such other time agreed by the parties upon satisfactory completions of the conditions for closing.

(g)   Deliveries at the Closing. At the Closing, (i) the Seller will deliver to the Purchaser, the EWIN Shares and the various certificates, instruments, and documents referred to in section 7(a) below and (ii) the Buyer will deliver to the Seller (1) any further amounts due towards the Purchase Price of Two Hundred Fifty Thousand Dollars ($250,000) giving credit to any cash advances made pursuant to section 2(d), (2) and the various certificates, instruments, and documents referred to in section 7(b) below.

3.   Buyer's Representations and Warranties Concerning the Transaction.   The Buyer represents and warrants to the Seller that the statements contained in this section 3 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this section 3.

 (a) Organization of Blue Atelier, Inc.   Blue Atelier, Inc. is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada.

(b) Authorization of Transaction.   The Purchaser has full power and authority (including full company power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms and conditions.   The Purchaser does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (1) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Blue Atelier, Inc. is subject or any provision of its charter or bylaws or (2) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Blue Atelier, Inc. is a party or by which it is bound or to which any of its assets is subject.

(d) <u>Accredited Investor Status</u>. The Investor/Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission ("SEC") Rule 501 of Regulation D.

(e) <u>Investment Experience</u>**.** The Buyer has experience as an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the EWIN Shares to be purchased by it, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Shares.

(f) <u>Restricted Securities</u>**.** The Buyer understands that the EWIN Shares are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from the Seller in a transaction not involving a public offering and that under the Securities Act and applicable regulations under the Securities Act such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, the Buyer represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed by SEC Rule 144 and by the Securities Act.

The Buyer further acknowledges that the Seller has disclosed that they have indicated to the Securities Exchange Commission that they are a "shell corporation" in their most recent filing and as such, any and all restricted shares presently issued shall be subject to Rule 144 (I).

(g) <u>Legends</u>. It is understood that the certificates evidencing the EWIN Shares shall bear legends substantially similar to the legends set forth below (in addition to any legend required under applicable state securities laws):

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER UNITED STATES FEDERAL OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED FOR VALUE, DIRECTLY OR INDIRECTLY, NOR MAY THIS CERTIFICATE BE TRANSFERRED ON THE BOOKS OF THE COMPANY, WITHOUT REGISTRATION OF SUCH SHARES UNDER ALL APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS OR COMPLIANCE WITH AN APPLICABLE EXEMPTION THEREFROM, SUCH COMPLIANCE, AT THE OPTION OF THE COMPANY, TO BE EVIDENCED BY AN OPINION OF SHAREHOLDER'S COUNSEL, IN A FORM ACCEPTABLE TO THE COMPANY, THAT NO VIOLATION OF SUCH REGISTRATION PROVISIONS WOULD RESULT FROM ANY PROPOSED TRANSFER OR ASSIGNMENT."

The legend set forth above shall be removed by the Company from any certificates evidencing the EWIN Shares upon delivery to the Seller of an opinion by counsel, reasonably satisfactory to the Seller, that a registration statement under the Securities Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer shall not jeopardize the exemption or exemptions from registration pursuant to which the Seller issued the EWIN Shares.

4.   Seller's Representations and Warranties. The Seller represents and warrants to the Buyer that the statements contained in this section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this section 4).

(a)   Organization, Qualification, and Corporate Power.   EWIN is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida. EWIN is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required.   EWIN has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

(b)   Capitalization.   At the execution date of this Agreement, the entire authorized capital stock of EWIN consists of One Hundred Fifty Million (150,000,000) shares of Common Stock, no par value per share, of which approximately Fifty Four Million Two Hundred Seventy Five Thousand Four Hundred Twenty Five (54,275,425) shares of Common Stock are issued and outstanding and Five (not including 4,030,000 in treasury stock to be cancelled and 1,909,091 unissued common shares), Million (5,000,000) undefined Preferred Shares of which none are issued and outstanding. All of the issued and outstanding EWIN Shares have been duly authorized, are validly issued, fully paid, and nonassessable. There are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require EWIN to issue, sell, or otherwise cause to become outstanding any of its capital stock, with the exception of convertible notes which are identified in Attachment (A) that shall be settled pursuant to the terms of this agreement at closing. There is no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to EWIN.   There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of EWIN.

Both Parties agree that simultaneous with the Closing, the Company will give cause for a reverse split of the EWIN common stock of forty (40) to one (1). Following this forty (40) to one (1) reverse split, the subsequent issuance of 25,000,000 shares to the buyer and issuance of common shares in settlement of the debt pursuant to Attachment (A) "Issuances in Settlement and Release of Debt", the new capital structure of the surviving entity shall consist of not more than Thirty Five Million (35,000,000) issued and outstanding shares of common stock and no issued and outstanding preferred shares.

(c) <u>Noncontravention</u>. The execution and the delivery of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which EWIN is subject or any provision of the charter or bylaws of EWIN or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which EWIN is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).   EWIN does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

(d) <u>Brokers' Fees</u>. EWIN does not have any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) <u>Title to Assets</u>. EWIN has good and marketable title to, or a valid leasehold interest in, the properties and assets it uses wherever located, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.

(f) <u>Subsidiaries</u>. EWIN does not have any operational Subsidiaries. EWIN does not control directly or indirectly or have any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Subsidiary of EWIN.

(g) <u>Financial Statements</u>. The financial statements of EWIN are contained in its filings with the Securities and Exchange Commission. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP, and present fairly the financial condition of EWIN as of such dates and the results of operations of EWIN for such periods, and are consistent with the books and records of EWIN (which books and records are correct and complete)

(h) <u>Events Subsequent to March 25, 2009.</u> Since March 25, 2009 there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of any of EWIN.

(i) <u>Undisclosed Liabilities</u>. EWIN has no Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against EWIN giving rise to any Liability), except for (i) Liabilities set forth the financial statements of EWIN that are contained in its filings with the Securities and Exchange Commission. (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of warranty, tort, infringement, or violation of law).

(j)   Legal Compliance. EWIN has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges there under) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply

(k)   Tax Matters
         (i) EWIN has filed all Tax Returns that it or they were required to file. All such Tax Returns were correct and complete in all material respects. All Taxes owed by EWIN (whether or not shown on any Tax Return) have been paid.   EWIN currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where EWIN does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of EWIN that arose in connection with any failure (or alleged failure) to pay any Tax.

         (ii) EWIN has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(l)   Real Property

         (i) EWIN does not own any real property.

(m)   Contracts. EWIN has disclosed all material contracts as required in its reports made with the Securities and Exchange Commission.

(n)   Notes, Accounts Receivable and Inventory   There are no notes, accounts receivable and inventory of EWIN that are not reflected properly on their books and records as delivered to the Buyer prior to the Closing.

(o)   Litigation. EWIN shall disclose each instance in which EWIN (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the Knowledge of the Seller and the directors, officers and employees of the Seller, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator.

(p)   Employees.   EWIN is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. EWIN has not committed any unfair labor practice.

(q)   Employee Benefits.

         (i) EWIN has never and does not maintain any type of Employee Benefit Plan.

5.   Pre-Closing Covenants.   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a)   General. Each of the Parties will use his or its best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement.

(b)   Notices and Consents. The Seller's directors and officers will cause EWIN to use its best efforts to obtain any third party consents that may request in connection with the matters referred to in this agreement. Each of the Parties will (and the Seller's directors and officers will cause EWIN to) give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in this agreement.

(c)   Full Access. The Seller will permit representatives of Blue Atelier, Inc. to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of EWIN, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to EWIN; provided, however, the Buyer shall give reasonable notice before requesting access to the books and records of EWIN.

(d)   Notice of Developments. The Seller will give prompt written notice to the Buyer of any material adverse development causing a breach of any of the representations and warranties in section 4 above. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of his, her or its own representations and warranties in §3 or 4 above.

6.   Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

(a)   General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

The Seller acknowledges and agrees that from and after the Closing Blue Atelier, Inc. will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to EWIN, and the Seller shall cooperate with the Buyer in making arrangements immediately following the Closing for the delivery of all such documents, books, records to the Buyer's offices at the Buyer's expense.

(b) Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving EWIN, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefore under section 8 below).

(c) Confidentiality. The Seller and its directors, officers and employees will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Blue Atelier, Inc. or destroy, at the request and option of Blue Atelier, Inc., all tangible embodiments (and all copies) of the Confidential Information which are in their possession. In the event that the Seller or any of its directors, officers and employees is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that said requested person will notify Blue Atelier, Inc. promptly of the request or requirement so that Blue Atelier, Inc. may seek an appropriate protective order or waive compliance with the provisions of this section 6(c). If, in the absence of a protective order or the receipt of a waiver hereunder, any of the Seller, its directors, officers and employees is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that person may disclose the Confidential Information to the tribunal; provided, however, that the disclosing person shall use his or her best efforts to obtain, at the request of Blue Atelier, Inc., an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Blue Atelier, Inc. shall designate. The foregoing provisions shall not apply to any Confidential Information which is generally available to the public immediately prior to the time of disclosure.

7. Conditions to Obligation to Close.

(a) Conditions to Obligation of Blue Atelier, Inc.. The obligation of Blue Atelier, Inc. to consummate the Transactions is subject to satisfaction of the following conditions:

(i)   the representations and warranties set forth in section 4 above shall be true and correct in all material respects at and as of the Closing Date;

(ii)   the Seller shall have performed and complied with all of its covenants under this Agreement in all material respects through the Closing;

(iii)   EWIN shall have procured all of the third party stipulations/consents required to settle the debts upon closing as specified in this agreement;

(iv)   no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (1) prevent consummation of any of the transactions contemplated by this Agreement, (2) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (3) affect adversely the right of Blue Atelier, Inc. to own the EWIN Shares and to control EWIN , or (4) affect adversely the right of EWIN to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(v)   Blue Atelier, Inc. and EWIN shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in section 3 and section 4(c) above;

(vi)   Blue Atelier. Inc. shall have received the resignations, effective as of the Closing, of each director and officer of EWIN, each of whom shall have delivered a general release in favor of the Seller for the period of time he or she has served as a director or officer.

(vii) EWIN shall have delivered resolutions of its board of directors and shareholders authorizing the transactions contemplated by this Agreement;

(viii)   all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Blue Atelier, Inc. and its counsel;

 (b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the Transactions is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in section 3 above shall be true and correct in all material respects at and as of the Closing Date;

(ii)   Blue Atelier, Inc. shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii)   no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (1) prevent consummation of any of the transactions contemplated by this Agreement or (2) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(iv)   Blue Atelier, Inc. and EWIN shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in section 3 and section 4(c) above;

(v)   Blue Atelier, Inc. shall provide audited financial statements and detailed business information as required by EWIN to comply with its disclosure requirements and to make timely filings of information with the Securities and Exchange Commission. Sufficient information shall be provided prior to closing that will allow for the timely preparation and submission of the required Current Report on Form 8-K to be filed within four days of closing;

(vi) Blue Atelier, Inc. shall have delivered resolutions of its board of directors and shareholders authorizing the transactions contemplated by this Agreement;

(vii) all actions to be taken by Blue Atelier, Inc. in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Shareholders; and

The Seller may waive any condition specified in this section 7(b) if they execute a writing so stating at or prior to the Closing.

8.   Remedies for Breaches of This Agreement.

(a) Survival of Representations and Warranties.

 All of the representations and warranties of the Seller contained in this agreement shall survive the Closing hereunder) and continue in full force and effect for a period of one year thereafter.

(b) Indemnification Provisions for Benefit of the Buyer.

(i)   In the event the Seller breaches any of its representations, warranties, and covenants contained herein and, if there is an applicable survival period pursuant to section 8(a) above, provided that Blue Atelier, Inc. makes a written claim for indemnification against the Seller within such survival period, then the Seller agrees to indemnify Blue Atelier, Inc. from and against the entirety of any actual damages Blue Atelier, Inc may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach; provided, however, that the Seller shall not have any obligation to indemnify Blue Atelier, Inc. from and against any actual damages until Blue Atelier, Inc. has suffered actual damages in excess of a Fifty Thousand Dollars ($50,000) aggregate threshold (at which point the Seller will be obligated to indemnify Blue Atelier, Inc. relating back to the first dollar).

(c) <u>Indemnification Provisions for Benefit of the Seller</u>. In the event Blue Atelier, Inc. breaches any of its representations, warranties, and covenants contained herein, and, if there is an applicable survival period pursuant to section 8(a) above, provided that the Seller makes a written claim for indemnification against Blue Atelier, Inc. within such survival period, then Blue Atelier, Inc. agrees to indemnify the Seller from and against the entirety of any actual damages the Shareholder may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach.

(d) <u>Matters Involving Third Parties</u>.

(i) If any third party shall notify any Party (the "<u>Indemnified Party</u>") with respect to any matter (a "<u>Third Party Claim</u>") which may give rise to a claim for indemnification against any other Party (the "<u>Indemnifying Party</u>") under this section 8, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; <u>provided, however</u>, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(ii) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within twenty (20) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (B) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (D) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (E) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(iii) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with section 8(d)(ii) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(ii) In the event any of the conditions in section 8(d)(ii) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (B) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (C) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this §8.

9.   Miscellaneous.

(a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Blue Atelier, Inc. and EWIN.

(b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns;

(c)   Entire Agreement. This Agreement (including the documents referred to herein and the Schedules and Exhibits hereto) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

(d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her or its rights, interests, or obligations hereunder without the prior written approval of the Buyer and the Seller.

(e) Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Agreement may be executed and delivered by facsimile signature which for all purposes under this Agreement and otherwise will be deemed an original signature.

(f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g) Notices.   All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if it is sent by personal delivery, overnight courier, messenger service, facsimile, electronic mail, registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Seller:
Attn: Guy Peckham, President
EWORLD INTERACTIVE, INC.
1088 South Pudong Road, Suite 1202
Shanghai, China 200120

If to Blue Atelier, Inc.:
Attn: Frank O'Donnell, President
BLUE ATELIER, INC.
9112 Vista Greensway #102
Las Vegas, NV 89134

Any such notice, request, demand, claim, or other communication shall be deemed to have been duly given (i) on the same day if by personal delivery, (ii) on the first business day after being sent by overnight courier, (iii) on the third business day after being sent by registered or certified mail, and (iv) on the first business day after transmission if sent by e-mail or facsimile, provided there is electronic verification of the transmission. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(h) <u>Governing Law; Place of Execution</u>. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida, Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada. For all purposes this Agreement shall be deemed to have been executed and delivered in Nevada.

(i) <u>Amendments and Waivers</u>. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j) <u>Severability</u>. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k) <u>Expenses</u>. Each of the Buyer and the Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

(l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

(m) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n) Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in Clark County, Nevada in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

(o) Exhibits. The parties hereto acknowledge that the Exhibits have been prepared in substantially final form for execution at the Closing under this Agreement, but that minor changes that do not affect any material issues in any exhibit shall be permitted for purposes of reconciling any contradiction among different exhibits or for clarifying the intent of the parties. The fact that one or more exhibits may not currently be in final form shall not serve as a basis for objecting to or refusing to close the transactions contemplated by this Agreement.

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STOCK PURCHASE AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

EWORLD INTERACTIVE, INC.

By: _____/s/Guy Peckham_____

Title: Guy Peckham, President and CEO

BLUE ATELIER, INC.

By: _____/s/Frank A. O'Donnell_____
Title: Frank O'Donnell, President and CEO